FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

(i) A press release dated April 15, 2002 announcing STMicroelectronics' acquisition of Alcatel's Microelectronics activities; and

(ii) A press release dated April 15, 2002 annoucing that AMI Semiconductor Inc. will purchase from STMicroelectronics the just acquired mixed-signal business activities of Alcatel Microelectronics.

  [STMicroelectronics Logo]                                  [Alcatel Logo]


PRESS RELEASE        PRESS RELEASE       PRESS RELEASE           PRESS RELEASE
================================================================================


PR No. C1201H

       STMicroelectronics to acquire Alcatel's Microelectronics business

         Alcatel and STMicroelectronics enter strategic partnership for joint DSL chip-set development programs


Geneva and Paris, April 15, 2002 - STMicroelectronics (NYSE:STM) and Alcatel (Paris: CGEP.PA and NYSE:ALA) today announced the signature of an agreement for the acquisition of Alcatel's Microelectronics activities by STMicroelectronics. As part of this cash transaction of Euro 390 million, the two companies intend to enter into cooperation for the joint development of DSL chip-sets that will also be made available to the open market. The new agreement also calls for STMicroelectronics to become a preferred supplier of Alcatel, thus expanding their long-standing strategic alliance.

Alcatel Microelectronics, headquartered in Belgium, is a leading player in the design, manufacture and marketing of semiconductor components with a focus on telecommunications, automotive and peripheral markets. In particular, it has achieved a global top position in the growing market of DSL chip-sets used in infrastructure and end-user equipment, providing high-speed internet access. In 2001, Alcatel Microelectronics registered revenues in the range of Euro 350 million.

Important know-how and a large number of experienced engineers will be added to the current ST resources, significantly enhancing the overall ST capabilities to compete in the telecommunication arena for wireline and wireless applications. The addition of this know-how will allow ST to further enhance its technical expertise and its already significant market offering in central office and mass market DSL modems chipsets, enabling ST to become the worldwide leading supplier of DSL semiconductor products.

Furthermore, the cooperation with Alcatel also complements the recent agreement between the two companies for the development of GSM/GPRS chipsets for mobile phones and other wireless connectivity applications.

"The addition of Alcatel's world class designers and know-how will further increase ST's strength in DSL technologies. The expanded team will be unparalleled in its ability to develop world leading solutions for affordable mass broadband connectivity," said Aldo Romano, Corporate Vice President and General Manager of ST's Telecommunication and Peripherals/Automotive Groups.

"This new agreement reinforces our long-standing strategic partnership with Alcatel and will allow both companies to build on this solid relationship and achieve a successful common approach to key high-growth markets," said Alain Dutheil, Corporate Vice President of Strategic Planning and Human Resources, STMicroelectronics.

For Alcatel, this transaction is a further step towards the focus on its core competencies, the development and marketing of telecommunications networking systems and services. As the global leader in DSL infrastructure solutions, Alcatel will extend its cooperation with STMicroelectronics in the form of joint DSL chip-set development programs. The target of these programs will be to provide Alcatel with cutting edge DSL components to further enhance Alcatel's leading position in the DSL equipment markets.

"Integrating Alcatel Microelectronics into STMicroelectronics and extending our partnership with ST will create a strong win-win situation for both companies. Alcatel, world-wide leader in the DSL market, will continue to expand its product offering and breadth of DSL services to its wide customer base," said Etienne Fouques, President of Alcatel's carrier networking activities. "This transaction will ensure a high quality sourcing of essential components for our growing DSL product portfolio."

The acquisition, which is set to close within two months, is subject to regulatory approvals. Further terms of the agreement were not disclosed.

About Alcatel
Alcatel designs, develops and builds innovative and competitive communications networks, enabling carriers, service providers and enterprises to deliver any type of content, such as voice, data and multimedia, to any type of consumer, anywhere in the world. Relying on its leading and comprehensive products and solutions portfolio, stretching from end-to-end optical infrastructures, fixed and mobile networks to broadband access, Alcatel's customers can focus on optimizing their service offerings and revenue streams. With sales of EURO 25 billion in 2001 and 99,000 employees, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

Alcatel Press Contacts
Klaus Wustrack          Tel : +33 (0)1 40 76 11 56 klaus.wustrack@alcatel.fr
Aurelie Boutin          Tel : +33 (0)1 40 76 11 79 aurelie.boutin@alcatel.fr

Investors Relations
Claire Pedini           Tel : +33 (0)1 40 76 13 93 claire.pedini@alcatel.com
Laurent Geoffroy        Tel : +33 (0)1 40 76 50 27 laurent.geoffroy@alcatel.com
Chris Welton            Tel : +33 (0)1 40 76 13 30 chris.welton@alcatel.com
Pascal Bantegnie        Tel : +33 (0)1 40 76 52 20 pascal.bantegnie@alcatel.com
Peter Campbell          Tel : +1 972 519 4347 peter.campbell@usa.alcatel.com


STMicroelectronics' Contacts
Maria Grazia Prestini                         Benoit de Leusse
Director, Corporate Media Relations           Investor Relations Manager Europe
STMicroelectronics                            STMicroelectronics
Tel. +41.22.929.6945                          Tel. +33.4.50.40.24.30
Fax +41.22.929.6950                           Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                   benoit.de-leusse@st.com

Lorie Lichtlen                                Jean-Benoit Roquette/Nicole Curtin
Media Relations                               Investor Relations
Morgen-Walke Europe                           Morgen-Walke Europe
Tel. +33.1.47.03.68.10                        Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                         jbroquette@mweurope.com/
llichtlen@mweurope.com                        ncurtin@weurope.com

  [STMicroelectronics Logo]                                  [AMI Logo]


PRESS RELEASE        PRESS RELEASE       PRESS RELEASE           PRESS RELEASE
================================================================================

PR No. C1202H


              AMI Semiconductor Acquires Alcatel Microelectronics'
                 Mixed-Signal Business from STMicroelectronics

Pocatello, Idaho, USA and Geneva, Switzerland - April 15, 2002 - AMI Semiconductor Inc. (AMIS) and STMicroelectronics (NYSE:STM) today announced that the two companies have signed an agreement whereby AMIS will purchase from STMicroelectronics the just acquired mixed-signal business activities of Alcatel Microelectronics.

The transaction will cover Alcatel Microelectronics' mixed-signal ASIC business and development groups, including two Alcatel Microelectronics fabrication facilities located in Oudenaarde, Belgium and the associated process technologies. The deal will strengthen AMIS' leading position in the digital and mixed-signal ASIC market for telecommunication, automotive, and industrial applications. In connection with the transaction, STMicroelectronics and AMIS have signed a supply agreement under which AMIS will provide certain manufacturing services for STMicroelectronics.

The manufacturing facilities and process technology, some of which ST will license to AMIS within the scope of the transaction, will extend AMIS' mixed signal ASIC products to include high voltage, BiCMOS, and other analog capabilities to serve a wider market and set of customer applications.

"The addition of this mixed-signal technology will enable us to achieve our goal to provide a total ASIC solution to the automotive, industrial, medical, and telecom markets," said Christine King, President and CEO of AMI Semiconductor. "Our agreement with STMicroelectronics will enhance our ability to serve our customers and strengthens our European and global presence. This transaction will also add over $100 million in annual sales revenues as we continue the goal of growing our company."

"We are pleased with this agreement with AMIS for its acquisition of the mixed-signal ASIC business of Alcatel Microelectronics and its related operations and facilities from ST, in conjunction with ST's agreement with Alcatel. As a result, this means that each of the companies involved in this transaction will have been able to reinforce their respective core businesses and will be able to focus even more on their strategically important markets," said Alain Dutheil, Corporate Vice President of Strategic Planning and Human Resources, STMicroelectronics.

The terms of the agreement were not disclosed. The purchase is subject to regulatory approvals.

About AMI Semiconductor
AMI Semiconductor, Inc. designs, manufactures, markets, and sells application-specific integrated circuits. Expert in digital and mixed-signal technologies, AMIS is committed to providing customers with the lowest cost, quickest time-to-market ASIC solution. The company provides a broad range of industry-leading FPGA-to-ASIC and ASIC-to-ASIC conversion services and state-of-the-art mixed-signal ASICs - all with unparalleled manufacturing flexibility and dedication to customer service. AMI Semiconductor is based in Pocatello, Idaho, and maintains a strong global presence through design and sales operations in North America, Europe, and the Asia/Pacific region. Visit the AMIS web site at www.amis.com.

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

AMI Semiconductor Forward Looking Statements
This press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements and all other statements that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors.

For further information, please contact
At AMI Semiconductor
--------------------
Tamera Drake, AMI Semiconductor
+1 (208) 234-6890
Arlen Wittrock, AMI Semiconductor
+1 (208) 234-6012

At STMicroelectronics
---------------------
Maria Grazia Prestini                         Benoit de Leusse
Director, Corporate Media Relations           Investor Relations Manager Europe
STMicroelectronics                            STMicroelectronics
Tel. +41.22.929.6945                          Tel. +33.4.50.40.24.30
Fax +41.22.929.6950                           Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                   benoit.de-leusse@st.com

Lorie Lichtlen                                Jean-Benoit Roquette/Nicole Curtin
Media Relations                               Investor Relations
Morgen-Walke Europe                           Morgen-Walke Europe
Tel. +33.1.47.03.68.10                        Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                         jbroquette@mweurope.com /
llichtlen@mweurope.com                        ncurtin@weurope.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2002                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer